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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                           August                     2006
                          ----------------------------------------   ---------
Commission File Number                    001-32748
                          ----------------------------------------

                            CORRIENTE RESOURCES INC.
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                (Translation of registrant's name into English)

   520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                    (Address of principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F                          Form 40-F       X
                          ----------------                   ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____



         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934._____

                     Yes                              No        X
                        ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________


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


DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

        1.           News release, dated August 9, 2006.

                                                               DOCUMENT 1


                                            ----------------------------------
[GRAPHIC OMITTED]                          | Disclosure statemetns as required|
                                           | by National Instrument 43-101 are|
                                           | available at our website         |
                                           | www.corriente.com                |
                                            ----------------------------------


                                 "NEWS RELEASE"
For Immediate Release                                            August 9, 2006
---------------------
TSX: CTQ, AMEX: ETQ


CORRIENTE TO SPIN-OFF ECUADOR GOLD PROPERTIES TO SHAREHOLDERS

Corriente has completed an initial review of its Ecuador copper-gold concession package and has identified two concessions totaling 6,600 hectares containing encouraging gold targets that are not part of the current copper development program within the Corriente Copper Belt. One of the concessions, the Tundayme concession, is immediately adjacent to Corriente's Mirador copper deposit land holdings and is approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte gold zone. The Tundayme concession has approximately 8 km of north-south trending structures that extend along strike to the Mirador project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling done by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. The second concession is approximately 50 km southwest of Mirador and is called the Piedra Liza concession. Within the Piedra Liza concession, four clusters of anomalous gold soil samples occur over a six kilometer trend that is on-strike and north of the Nambija area which has produced over three million ounces of gold by local estimates. Follow-up ground work has identified altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

Corriente is a copper development company and remains focused on moving its Mirador copper-gold project into production, along with development of the large Panatza/San Carlos copper complex in the north of the Corriente Copper Belt. The Tundayme and Piedra Liza gold concessions are not considered core to Corriente's growth plans and will be transferred to a new corporation that will be financed separately from Corriente Resources Inc.

Corriente shareholders of record on or about October 31, 2006, will be eligible to receive shares in the new corporation. This spin-off plan then calls for the new corporation to eventually become a publicly traded vehicle, for which financing options are currently being reviewed. Corriente is being advised by Canaccord Adams on this proposed gold transaction.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"
Kenneth R. Shannon
Chief Executive Officer

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .

              520-800 West Ponder Street, Vancouver, B.C. V6C 2V6
          T(604) 687-0449 F(604) 687-0827 Email cooper@corriente.com


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CORRIENTE RESOURCES INC.
                                           ------------------------------------
                                                       (Registrant)

Date:     August 10, 2006                   By:   /S/ DARRYL F. JONES
          ------------------                     ------------------------------
                                                  Name:  Darryl F. Jones
                                                  Title: Chief Financial Officer